Exhibit 99.1

Check-Cap Issues Reminder to Shareholders Who Purchased Units in its Initial
Public Offering Regarding Long Term Incentive Warrants

-- Shareholders Must Register their Ordinary Shares in their Own Names by No
Later than June 24, 2015 --

ISFIYA, Israel, May 15, 2015 - Check-Cap Ltd. (Nasdaq:  CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of a preparation-free ingestible imaging capsule screening for colorectal cancer, reminds the holders of its ordinary shares who purchased units in its initial public offering that in order to be eligible to receive and exercise the Long Term Incentive Warrants that are to be issued to the purchasers of such units, they must register the ordinary shares underlying the units purchased by them in Check-Cap’s initial public offering in their own names and not in “street name” by no later than June 24, 2015.

Any holder who fails to register the ordinary shares underlying the units purchased by such holder in Check-Cap’s initial public offering by June 24, 2015 will not receive any Long Term Incentive Warrants. Holders of Long Term Incentive Warrants who currently hold ordinary shares underlying units purchased in Check-Cap’s initial public offering in “street name” are urged to contact their brokers to initiate the process of registering these ordinary shares in their own names as soon as possible.

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company focused on the development of gastrointestinal imaging devices. The Company's lead product is an endoscopy capsule with a colon imaging system for colorectal cancer and clinically-significant pre-cancerous polyps that utilizes proprietary, ultra-low-energy X-ray-based measurement technology to safely generate high-resolution, 3-dimensional imagery of the colon without cleansing or other aggressive bowel preparation. This solution is designed to increase compliance with screening recommendations.  The Check-Cap imaging system is not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, often signify forward-looking statements.  Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved.  Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the “Special Note On Forward-looking Statements” and “Risk Factors” in the Company’s Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov.  The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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CONTACT:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com